SEC 2069
(06-01)
Previous
versions
obsolete
Potential persons who are to respond to the collections of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


OMB APPROVAL
OMB Number: 3235-0167
Expires: October 31, 2001
Estimated average burden
hours per response.....1.50
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 14(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITES EXCHANGE ACT
OF 1934.
Commission File Number 000-18612
TV Communications Network, Inc.
(Exact name of registrant as specified in its charter)
10020 E. Girard Ave. # 300  Denver, CO 80231 (303) 751-2900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Common Stock
(Title of each class of securities covered by this Form)
(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions(s) relied
upon to terminate or suspend the duty to file reports:
              Rule 12g-4(a)(1)(i) [  ]
Rule 12h-3(b)(1)(i) [  ]
              Rule 12g-4(a)(1)(ii)   [  ]
Rule 12h-3(b)(1)(ii) [  ]
              Rule 12g-4(a)(2)(i) [  ]
Rule 12h-3(b)(2)(i) [  ]
               Rule 12g-4(a)(2)(ii)  [  ]
   Rule 12h-3(b)(2)(ii)    [  ]
               Rule 15(2)-2e          [X]




Approximate number of holders of record as of the certification or notice date: 2651
Pursuant to the requirements of the Securities Exchange Act of
1934 TV
Communications Network, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: July 13, 2001
BY:_____________________________________________, Vice President



Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.








http://www.sec.gov/divisions/corpfin/forms/15.htm
Last update: 06/06/01